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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[x] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q [ ] Form N-SAR
                        For Period Ended: June 28, 1997

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended:   N/A


                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I-Registrant Information


         Full Name of Registrant:
                        Capital Gaming International, Inc.

         Former Name if Applicable:
                         N/A

         Address of Principal Executive Office (Street and Number):
                        2701 East Camelback Road, Suite 484

                  City, State and Zip Code
                        Phoenix, Arizona 85016


Part II-Rules 12b-25 (b) and (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)



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         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III-Narrative


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         On May 28, 1997, Capital Gaming International, Inc., a New Jersey corporation (the "Company") consummated its First Amended and Modified Plan of Reorganization which was confirmed by the United States Bankruptcy Court for the District of New Jersey as of March 19, 1997 (the "Plan"). Since the Plan was consummated on May 28, 1997, the Company has relocated its principal executive offices from New Jersey to Arizona. Due to the Company's reorganization, many of the descriptions of its business operations and financial information relating to the period covered by Form 10-K will require extensive time and usage of personnel that cannot be eliminated by the Company without unreasonable effort and expense. Additionally, the Company is in the process of verifying certain information from the holders of its secured notes which is necessary to determine the extent of its net operating losses.



Part IV-Other Information


          (1) Name and telephone number of person to contact in regard to this notification

William S. Papazian               602                   667-0670
       (Name)                 (Area Code)         (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [x] Yes  [ ] No


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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
















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         A significant change in the results of the operations of Capital Gaming
International, Inc. ("the Company") is expected due to the sale in May of 1996, of the assets of and its remaining interest in Crescent City Capital Development Corp. ("CCCD"), a wholly-owned subsidiary of the Company. In addition, in May of 1997, the Company consummated its First Amended and Modified Plan of Reorganization, which will result in a significant change in the results of operations.

         A reasonable estimate of the results cannot be made at this time because the Company has not yet received its audited financial statements for the last fiscal year.












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                       Capital Gaming International, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 9/26/97                               By:/s/ William S. Papazian
                                            Name:  William S. Papazian
                                            Title: Senior Vice President and
                                                   General Counsel














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